July 1, 2010

VIA EDGAR

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE, Mail Stop 3561
Washington, DC  20549

Re:	NPC International, Inc.
Form 10-K:  For the Fiscal Year Ended December 29, 2009
Filed on March 26, 2010
File No. 000-13007

Dear Mr. Shenk:

This letter sets forth the responses of NPC International, Inc. ("NPC," the "Company," "we" or "us") to the comments contained in your letter, dated June 18, 2010, relating to the Form 10-K for the fiscal year ended December 29, 2009 and the Form 10-Q for the quarterly period ended March 30, 2010 filed by the Company with the Securities and Exchange Commission (the "Commission").  For your convenience, we have set forth below the comments of the staff of the Commission ("Staff") in regular typeface followed by the Company’s responses thereto in italics.

Form 10-K: For the Year Ended December 29, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Store Openings and Closures, page 23

1.
We note that you closed a net of 13 stores during fiscal year 2009. It appears, however, that there was no impact on goodwill as a result of these store closures. Please explain to us your consideration of paragraphs 350-20-35-51 through 350-20-35-57 of the FASB Accounting Standards Codification or formerly paragraph 39 of FAS 142 in accounting for goodwill associated with such closed stores. Also, explain to us the accounting treatment applied to franchise rights associated with these closed stores.

Mr. Lyn Shenk
July 1, 2010

Response:

Based on guidance in ASC 350-20-35 pars. 34-36, we have assigned the reporting unit for goodwill as the consolidated entity of NPC.

Per ASC 350-20-35 pars. 52-53, a portion of a reporting unit that constitutes a business that is to be disposed of should include an amount for goodwill based on the relative fair value of the business to be disposed of and the portion of the reporting unit that will be retained in the calculation of gain or loss on disposal.

For stores that are disposed of, the Company has historically allocated goodwill based on their relative fair values.  Units with continuous negative operating performance, including the 13 units closed during the fiscal year ended December 29, 2009 (“FY 2009”), are reviewed by management for closure.  In such cases, we believe the fair value that would be assigned to these units is minimal to zero, as negative cash flowing units would be sold for a minimal price in an orderly transaction between market participants. As discussed further below, the Company has observed that upon a closure of a unit, product sales are often transferred from that unit to other units operating within the same Designated Marketing Area (DMA).  Therefore, overall cash flows earned by the Company would be expected to remain at the same level or increase following the closure of a negative cash flowing unit.  Historically this has resulted in the Company not allocating a portion of goodwill to units that have been closed for negative operating performance.

Similarly, the Company has allocated its franchise rights to a level at which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities, defined as the DMA, in accordance with ASC 360-10-20.  Due to the close proximity of units that operate within a DMA, historically, we have observed that upon a closure of a unit, product sales will transfer from that unit to other units operating within the same DMA.  This transferability has often resulted in a minimal loss of product sales, and generally increases overall cash flows realized within a DMA after removal of a negative cash flowing unit.  Therefore, we will not write-down franchise rights in the event of a closure of a single unit. Management does evaluate the need to assign franchise rights to the disposal of an entire or significant portion of a DMA.  As the 13 units closed during FY 2009 were single unit closures in several DMAs and the sales and related cash flows were expected to transfer to other units within the same DMAs for each of the closed units, there was no reduction of franchise rights related to the disposal of these units.

Liquidity and Sources of Capital, page 31

2.
Notwithstanding the current portion of long term debt, you still have a significant working capital deficit. You state that you operate on a net working capital deficit because your sales are primarily cash and you receive credit from suppliers. You also state that you currently pay the next day for certain supply purchases. Since cash and payables are offsetting working capital items, it is not clear how a significant working capital deficit results. You also state that if you were to utilize the 30 day term of trade credit, your liquidity would increase, but it does not appear that working capital would be impacted because there would be offsetting increases to cash and payables. Please clarify for us (i) the reason for the substantial working capital deficit, (ii) the implications of the deficit to your operations and (iii) how you manage the deficit, and expand your disclosure accordingly.

Mr. Lyn Shenk
July 1, 2010

Response:

Like many other restaurant companies, the Company is able to operate and generally does operate with a substantial working capital deficit. Because the Company can operate with a deficit, the Company typically does not maintain substantial cash holdings and has in the past utilized excess cash flow from operations for debt reduction, capital expenditures and acquisitions.

We do not believe that the deficit has material implications to the Company's operations. The Company can operate with a substantial working capital deficit because (i) restaurant revenues are received primarily in cash or by credit card with a low level of accounts receivable; (ii) rapid turnover results in a limited investment in inventories; and (iii) cash from sales is usually received before related liabilities for food, supplies and payroll become due. In addition, the Company maintains a $75.0 million revolving credit facility. This revolving credit facility also provides liquidity for our working capital needs, as we can draw upon and pay down debt balances on this facility on a daily basis.  At December 29, 2009, we had $58.9 million of borrowing capacity available under our revolving line of credit, net of $16.1 million of outstanding letters of credit.  At March 30, 2010, we had $58.1 million of borrowing capacity available under our revolving line of credit, net of $16.9 million of outstanding letters of credit.

We will revise our disclosure in future filings to clarify the cause of our working capital deficit and to discuss the Company's ability to operate with the deficit. With respect to our statement regarding utilization of the 30 day term of trade credit, we were attempting to disclose that we could increase our cash position (i.e. liquidity) by extending the payment dates of our trade credit. You are correct that extending the payment dates would not affect our working capital position. To the extent that we continue to provide this disclosure in future filings, we will clarify the disclosure accordingly.

Mr. Lyn Shenk
July 1, 2010

Item 8.  Financial Statements and Supplementary Data

Note 12. Employee Benefit Plans, page 56

3.
You disclose that no compensation expense was recorded in 2009, 2008 and 2007 because the associated triggering events were deemed not probable. Please tell us in further detail how you determined that no expense recognition was required during fiscal years 2007 through 2009 for each of the types of options granted. Additionally, please describe for us and disclose the triggering events for each type of option granted and why you consider them to be not probable of occurring. In so doing, explain to us the relationship between such triggering events and the mandatory call provision. In connection with this, explain to us what "any other call event" represents and tell us the defined value associated with the mandatory call provision.

Response:

The Company's parent company, NPC Acquisition Holdings, LLC ("Holdings"), has granted three types of options to acquire common units in Holdings under the NPC Acquisition Holdings, LLC Management Option Plan ("Plan"): (i) non-time vesting options, which were granted to members of management of the Company who acquired common units in Holdings and which vested upon grant, (ii) time vesting options that vest ratably over a five-year period after grant subject to the option holder's continued service, and subject to acceleration upon a change in control and (iii) options that vest only upon the occurrence of a change in control and require continued service through the vesting date.

Based on the provisions of the Plan, all options granted have clearly defined and limited scenarios in which the option has value to the option holder.  Specifically, Holdings is not publicly traded so there is no market for units acquired upon exercise of options. In addition, the Amended and Restated Limited Liability Company Agreement of Holdings ("LLC Agreement") prohibits the transfer of units in Holdings without the prior approval of the Managing Member of Holdings, except for certain permitted affiliate transfers. Further, there are no provisions in place under which an employee may sell the unit back to the Company absent the occurrence of a Call Event (as defined below).  Therefore, the holder of options or units acquired upon exercise of such options can generally only cash-out the options and/or sell the underlying units upon occurrence of a Call Event, and upon occurrence of such an event the options granted have the potential to yield value to each option holder only in the event of a Good Leaver scenario, described below, or in the event of a change in control.

Mr. Lyn Shenk
July 1, 2010

All options granted under the Plan (and units held by the respective members of Holdings) are subject to a mandatory call provision upon the occurrence of a "Call Event", which is defined in the LLC Agreement as the separation of a member from his or her employment with or, in the case of non-executive directors, appointment at, Holdings or its subsidiaries for any reason.  Based upon the provisions of the Plan, the Company has not assigned a value to the mandatory call provision as the options yield value to a participant in limited scenarios, which are, as further detailed below, not currently considered to be probable. The purchase price payable upon occurrence of a Call Event is determined as follows: (1) for a Good Leaver (termination of employment due to death, disability, retirement (as defined), termination by Holdings without cause (as defined) or resignation with good reason (as defined)), each common unit covered by such options will be called at a price calculated as the difference between the greater of $1.00 or the fair value price (“FVP”) (as defined) as of the termination date, less the exercise price, and, (2) for any other Call Event (i.e., a Bad Leaver scenario, which would encompass primarily termination from the Company with cause or resignation by an employee without good reason), each option will be called at a price calculated as the difference between the lesser of $1.00 or the FVP as of the termination date, less the exercise price.  The purchase price for units would be based upon the same formula, except that the exercise price would not be deducted from the purchase price for units already owned by the member. Based on the above formula, no payout for options would occur for a Bad Leaver as all options granted to date have an exercise price that meets or exceeds $1.00, and options called for a Good Leaver would yield value only if the FVP exceeded the exercise price.

For option type (i) and (ii), while both option types have an explicit service condition in the agreement (the non-time vesting options are vested upon issuance, while the time vesting options contain a vest period of five years), due to the fact that the Bad Leaver scenario has a value of zero to the option holder in all future periods, the Company believes that the requisite service period should be based on a Good Leaver scenario or a change in control, which is consistent with the guidance in ASC 718-10-55 pars. 72-73.  Pursuant to the Plan, and as noted above, a Good Leaver is the termination of employment due to death, disability, retirement, termination without cause or resignation with good reason.  We determined that these conditions are not considered probable.  Further, the Plan defines an employee's retirement age as 60, which no option holder is eligible for prior to the ten year term of outstanding options.  Therefore, we would not record expense under these terms prior to the occurrence of the event becoming probable.

For option type (iii), these options contain a performance condition whereby vesting occurs only upon a change in control.  Currently, the Company determined that value received in these circumstances is not probable of occurring; therefore, pursuant to the guidance in ASC 718-10-25, this cannot be used to determine the requisite service period and no value can be assigned to the options under these conditions.  Due to the unpredictability of such an event, in addition to the unpredictability of the ultimate value that would be assigned to these options at that date, we do not believe compensation cost should be recorded by the Company for such options until such event becomes probable.  On the date of such event, the Company would record compensation cost in full using the fair market value of the options.

Mr. Lyn Shenk
July 1, 2010

Please see the attached Exhibit I, which details our proposed changes to our disclosure in future filings.

4.
We note from prior disclosure that a 100% forfeiture rate was assumed for all options granted, Please tell us and disclose if such a forfeiture rate is still assumed. For the forfeiture rate that is assumed, tell us and disclose the basis for the rate used, and tell us why you believe the rate is appropriate and reasonable in your circumstances.

Response:

As noted above, due to the fact that an option holder would have no value in a Bad Leaver scenario, and currently a Good Leaver scenario and change in control are deemed not probable, the Company has concluded a 100% forfeiture rate was appropriate as there is no assurance that these options will achieve any value under these conditions prior to forfeiture or expiration.  Management’s assumptions of a 100% forfeiture rate will be presented in future filings to the extent then applicable.

5.
Please explain to us and disclose how the liability for awards granted is periodically remeasured and your accounting treatment for the change in the liability.  Additionally, explain to us and disclose how the fair market value of options granted since 2006 was determined in establishing the exercise price at the date of grant.

Response:

Based on the provisions of the Plan, there was no liability recognized at the date of grant.  This liability remains at a value of zero in future periods due to the fact that these options contain an assumption of 100% forfeiture until such time that a Good Leaver scenario or change in control becomes probable.  The Company does evaluate the probability of triggering events on a quarterly basis and has presently concluded our assumption of 100% forfeiture is reasonable for all options outstanding.

For options granted since 2006, the Plan provides that the exercise price shall be established in the sole discretion of the Compensation Committee of Holdings, provided that in no event shall the exercise price be less than the “fair market value” of the underlying common units, as determined in accordance with Section 409A of the Internal Revenue Code and any other applicable law, regulation or accounting rule. We have disclosed in the Form 10-K that the exercise price was determined at the discretion of the Compensation Committee of Holdings. We believe that the Compensation Committee of Holdings reviewed the performance of Holdings and the Company in determining the exercise price for options granted since 2006.

Mr. Lyn Shenk
July 1, 2010

6.
Given that (i) no liability or compensation expense has been recognized and (ii) the assumed 100% forfeiture rate for your stock incentive plan, please clarify for us the intended purpose and incentive of the plan.

Response:

As stated in the Plan, the purposes of the Plan are to (a) attract and retain participants in the Plan and motivate them to exercise their best efforts on behalf of Holdings and its affiliates and (b) allow participants to participate in equity value creation and to align the incentives between participants and Holdings. We believe that the provisions of the Plan are not atypical for a privately-held company such as Holdings, in which a majority of interests are owned by a private equity firm and its affiliates.  Option holders are incentivized by the opportunity to potentially realize appreciation in value upon occurrence of a Good Leaver event or upon a change in control of Holdings.

Form 10-Q for the Quarterly Period Ended March 30, 2010

Management's Discussion and Analysis
Thirteen Weeks Ended March 30, 2010 Compared to March 31, 2009
Cost of Sales, page 16

7.	Please tell us and disclose with more specificity how "product mix changes" impacted cost of sales.

Response:

In December 2009, the Company introduced a promotion that offered customers any size pizza with any toppings for $10.  This promotion was a value offering intended to attract customers negatively affected by the economic recession.  With this promotion, we realized a shift in both pizza size and toppings, which resulted in a higher level of sales of large and specialty (3+ topping) pizzas than when compared to prior periods.  Because the $10 price point is significantly less than historical promotions for this type of product, it has resulted in a higher cost of sales percentage as compared to prior periods.  To the extent then applicable, the Company will more specifically disclose the shift in product mix resulting from this promotion in future filings.

Mr. Lyn Shenk
July 1, 2010

The Company acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has further questions or comments after reviewing the Company's responses to your letter, please do not hesitate to contact me directly at (913) 327-3109.

Very truly yours,

NPC INTERNATIONAL, INC.

/s/ Troy D. Cook
Troy D. Cook
Executive Vice President – Finance
 and Chief Financial Officer

cc:	Aamira Chaudhry, Securities and Exchange Commission Doug Jones, Securities and Exchange Commission John A. Granda, Stinson Morrison Hecker, LLP

EXHIBIT I

Proposed Disclosure for Stock Option Plan (changes marked):

Employee Benefit Plans

In May 2006, Holdings agreed to establish a new stock incentive plan (“the Plan”), which governs, among other things, (i) the issuance of matching options on purchased membership interests and (ii) the grant of options with respect to the membership interests.

	Number of Options (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at December 30, 2008	13,874	$1.66	7.8
Granted	—	—
Exercised	—	—
Forfeited or expired	—	—

Outstanding at December 29, 2009	13,874	$1.66	6.8

Exercisable at December 29, 2009	3,298	$1.01	6.5

Options may be granted under the Plan with respect to a maximum of 8.0% of the membership interests of Holdings as of the closing date of the 2006 Transaction calculated on a fully diluted basis (subject to required capital adjustments). Each grant of options under the Plan will specify the applicable option exercise period, option exercise price, vesting schedules and conditions and such other terms and conditions as deemed appropriate. Three types of options may be granted under the plan. First, Holdings may grant “non-time vesting” options, with respect to up to 1.0% of the interests, to selected participants, which will be vested at grant. Second, Holdings may grant “time vesting” options, with respect to up to 2.0% of the interests, which will vest ratably over a five-year period or immediately upon occurrence of a change of control and subject to the option holders’ continued service. Third, Holdings may grant options, as to the remaining interests, which vest only upon the occurrence of a change of control on or prior to the expiration of the option, and also require continued service through the vesting date. All options granted under the Plan will expire ten years from the date of grant, but generally expire earlier upon termination of service by the member. At December 29, 2009, there were 0.2 million shares available for future grants under the Plan.

Under their respective employment agreements, the following options have been granted to certain members of management (in thousands):

	As of December 29, 2009	As of December 30, 2008
Non-time vesting options	1,625	1,625
Time vesting options	3,583	3,583
Change of control options	8,666	8,666

Total options granted	13,874	13,874

Total options exercisable	3,298	2,581

EXHIBIT I

The exercise price of the non-time vesting and time vesting options for those options issued in conjunction with the 2006 Transaction was established based on the aggregate equity investment in Holdings at the time of closing of the 2006 Transaction divided by the number of outstanding membership interests, or $1.00. Similarly, the exercise price of the change of control options was established as twice the exercise price of the non-time vesting and time vesting options granted, or $2.00. The exercise price of options granted since the 2006 Transaction was determined at the discretion of the Compensation Committee of Holdings. The exercise price for all options granted was equal to or greater than the fair market value of the option on the date of grant.

The Company considers these options to be liability awards. The compensation cost for the portion of awards that are outstanding for which the requisite service has not been rendered, or the performance condition has not been achieved, will be recognized as the requisite service is rendered (subject to the occurrence of a triggering event becoming probable as described below) and/or performance condition achieved. Further, all options granted under the Plan are subject to a mandatory call provision with a defined value, as stated in the LLC Agreement and described as follows: (1) for termination of employment due to death, disability, retirement, termination without cause (as defined) or resignation with good reason (as defined), each common unit covered by such options will be called at a price calculated as the difference between the greater of $1.00 or the fair value price (“FVP”) as of the termination date, less the exercise price; and, (2) for termination of employment for any other reason ~~call event~~ (such as termination for cause or resignation by an employee without good reason), each common unit covered by such options will be called at a price calculated as the difference between the lesser of $1.00 or the FVP as of the termination date, less the exercise price. The Company does not have a contractual obligation to fund the mandatory call of these units; however, the Company may be called upon to provide a distribution to Holdings upon such time a triggering event should occur that would require a mandatory call of outstanding units.

As of December 29, 2009, no options had been exercised by management.  Based on the provisions of the Plan, management is assuming a 100% forfeiture rate for all options granted until such time as a triggering event (a mandatory call event, as described above, or change of control) should become probable. As no triggering events have been deemed probable as of December 29, 2009, the Company has recorded no compensation expense for options granted in fiscal years 2009, 2008 and 2007.